

OFFERING MEMORANDUM

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Goddard Medical Services

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) Basic Information About the Company

Name of Company	Goddard Medical Services
State of Organization	IN
Date of Formation	09/26/2019
Entity Type	Limited Liability Company
Street Address	305 E Riverside Dr Unit A, Jeffersonville IN, 47130
Website Address	https://www.facebook.com/GoddardHealth

(B) Directors and Officers of the Company

Key Person	Sean Goddard
Position with the Company Title First Year	 Owner 2019
Other business experience (last three years)	- Signifiy Health Care Nurse Practitioner 9/2018 – 9/2019 ☐ Provide In-Home Medicare Wellness Exams. - REGISTERED NURSE EXPERIENCE NORTON BROWNSBORO HOSPITAL Emergency Department RN 2/2018-02/2019 - Kindred Healthcare Nurse Supervising Critical Care 11/2016-4/2018

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Sean Goddard	100%

(D) The Company's Business and Business Plan

OVERVIEW

Goddard Medical Services (GMS) is a Nurse Practitioner owned practice. GMS has diversified revenue sources and is looking to expand. In the last half of 2019 GMS subcontracted to a Internal Medicine practice bringing in $256,000 in total revenue with 40% being paid to GMS. This was strictly in- office visits. GMS also subcontracts for Chronic Care Management Services for Independent Practices. As of right now, we have one practice with most recent revenues projecting 6600 per month. We have also just added offering Remote Patient Monitoring services to our practices as well.

At this time GMS has been offered the opportunity to secure a brick and mortar location for their practice. All revenue in office will then be paid at 100% to GMS. For this opportunity we will be adding a House Calls portion of the business with local referral sources prepared and ready for opening. Revenue from House Calls averages 30-50% more per visit.

GMS will further increase practice revenue by offering a prescription dispensary on the 50 top prescribed medications. This increases in house revenue instead of losing it to pharmacies.

We are in negotiations to add another practice to the CCM side of the business with projections for a total of three within one year.

GMS is also in contract negotiations with a large RPM provider to subcontract for their signed office providing the monitoring portion of RPM. Estimated offices are 12 in TN, CA, and MI. Projections provide for steady growth, however the potential for sudden rapid growth is quite possible.

With the additional capital this will help GMS secure the location. We have negotiated for a three year lease with half price during the first year, reducing our overall expenses over year one. Furthermore, this will provide working capital for expenses during the first three months. Insurance companies pay out over 15-45 days on average, thus by month three we will see an increased amount of accounts paid.

THE OPPORTUNITY

By investing in Goddard Medical Services, you will support a business that is putting care back into medical services.

Proven Demand - Indiana has a high patient to provider population with an average of 1 to every 1659 patients. Clark County and surrounding counties have a large amount of specialists but are in high demand for primary care. Patients are often forced to cross the river into Kentucky to be able to be seen. Some PCP's have 2-3 month wait times to accept a new patient. As well there is no established House Calls company in Southern Indiana that accepts insurances.

FROM THE FOUNDER

We are very excited for you to be a part of Goddard Medical Services's next chapter. The community of Jeffersonville is important to us and we plan to make a difference in care for our community.

—Sean Goddard MSN, APRN, NP-C, AGPCNP-C

(E) Number of Employees

The Company currently has 1 employees.

(F) Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	June 24, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) Commitments that Exceed the Target Offering Amount

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$50,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Location	$8,800	$10,000
Working Capital	$10,000	$37,000
Mainvest Compensation	$1,200	$3,000
TOTAL	$20,000	$50,000

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 3.0%[2]
Payment Deadline	2026-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53%

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[1] as further defined in the note agreement

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	1.2%
$27,500	1.6%
$35,000	2.1%
$42,500	2.5%
$50,000	3.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	1
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Sean Goddard	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S) The Company's Financial Condition

Current financial's are stable with monthly profit present. Projected forecast is placed on medium growth in revenue streams.

Forecasted milestones

Goddard Medical Services forecasts the following milestones:

- Secure lease in Jeffersonville, IN by May 2020.
- Hire for the following positions by June, 2020 Office Manager
- Achieve $5551,420 revenue per year by 2021.
- Achieve $207,691 profit per year by 2021.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Income Statement Years 1-3						
Prepared By:	**Company Name:**					
Goddard	GMS					
Revenue	**2020**		**2021**		**2022**	
CCM Calls	154,700		170,170		187,187	
New Patient Visits	158,930		174,823		190,046	
F/U Visits	141,040		155,144		226,669	
RPM	96,750		106,425		231,765	
Product 5	-		-		-	
Product 6	-		-		-	
Total Revenue	$ 551,420	100%	$ 606,562	100%	$ 835,666	100%
Cost of Goods Sold						
CCM Calls	4,550		5,005		5,506	
New Patient Visits	7,947		8,741		9,502	
F/U Visits	7,052		7,757		11,333	
RPM	-		-		-	
Product 5	-		-		-	
Product 6	-		-		-	
Total Cost of Goods Sold	19,549	4%	21,503	4%	26,341	3%
Gross Margin	531,872	96%	585,059	96%	809,325	97%
Payroll	231,144		251,519		279,097	
Operating Expenses						
Advertising	3,000		3,090		3,183	
Car and Truck Expenses	7,800		8,034		8,275	
Commissions and Fees	-		-		-	
Contract Labor (Not included in payroll)	13,200		13,596		14,004	
Insurance (other than health)	2,400		2,472		2,546	
Legal and Professional Services	1,800		1,980		2,178	
Licenses	2,700		2,970		3,267	
Office Expense	2,850		3,135		3,449	
Rent or Lease -- Vehicles, Machinery, Equipment	1,850		2,035		2,239	
Rent or Lease -- Other Business Property	14,300		22,880		36,608	
Repairs and Maintenance	-		-		-	
Supplies	3,300		3,795		4,364	
Travel, Meals and Entertainment	1,500		1,800		2,160	
Utilities	4,800		5,280		5,808	
Miscellaneous	2,400		2,760		3,174	
Other Expense 1						
Other Expense 2						
Total Operating Expenses	$ 61,900	11%	$ 73,827	12%	$ 91,254	11%
Income (Before Other Expenses)	$ 238,828	43%	$ 259,713	43%	$ 438,973	53%
Other Expenses						
Amortized Start-up Expenses	2,300		2,300		2,300	
Depreciation	1,266		14,914		38,777	
Interest						
Commercial Loan	-		-		-	
Commercial Mortgage	-		-		-	
Credit Card Debt	-		-		-	
Vehicle Loans	-		-		-	
Other Bank Debt	-		-		-	
Line of Credit	-		-		-	
Bad Debt Expense	27,571		30,328		41,783	
Total Other Expenses	$ 31,137	6%	$ 47,542	8%	$ 82,860	10%
Net Income Before Income Tax	$ 207,691	38%	$ 212,170	35%	$ 356,113	43%
Income Tax	$ -		$ -		$ -	
Net Income/Loss	$ 207,691	38%	$ 212,170	35%	$ 356,113	43%

(U) Disqualification Events

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$2,801.00	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$86,824.00	$0
Cost of Goods Sold	$70,134.00	$0
Taxes Paid	$2,971.00	$0
Net Income	$13,719.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V